UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.  20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB’s U.S.$3,000,000,000
1.625 per cent. Global Notes due 15 July 2013

Filed pursuant to Rule 3 of Regulation AD
Dated:  June 3, 2010

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$3,000,000,000 principal amount of 1.625 per cent. Global Notes due 15 July 2013 (the “Notes”) of the Asian Development Bank (the “ADB”) under its Global Medium-Term Note Program (the “Program”).
Item 1.                    Description of Obligations
The terms and conditions of the Notes are set forth in the Prospectus to the ADB’s Global Medium-Term Note Program dated July 20, 2005 (the “Prospectus”), which was previously filed under a report of the ADB dated July 20, 2005, and in the Pricing Supplement relating to the Notes dated May 28, 2010 (the “Pricing Supplement”).  Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2010, was filed under a report of the ADB dated April 28, 2010.
The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.
Item 2.                    Distribution of Obligations
See the Prospectus, pages 58 to 60 and the Pricing Supplement.
As of May 28, 2010, the ADB entered into a Terms Agreement with Daiwa Capital Markets Europe Limited, Goldman Sachs International, Morgan Stanley & Co. International plc, UBS Limited, BNP Paribas, Credit Suisse Securities (Europe) Limited, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Nomura International plc, RBC Capital Markets Corporation and The Toronto-Dominion Bank (collectively, the “Managers”), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$3,000,000,000 for an issue price of 99.626% less management and underwriting fees and selling concessions of 0.10%.  The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale.  It is expected that the delivery of the Notes will be made on or about June 3, 2010.

The Managers propose to offer all the Notes to the public at the public offering price of 99.626%.
The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount

Daiwa Capital Markets Europe Limited	U.S.$	720,000,000
Goldman Sachs International		720,000,000
Morgan Stanley & Co. International plc		720,000,000
UBS Limited		720,000,000
BNP Paribas		15,000,000
Credit Suisse Securities (Europe) Limited		15,000,000
HSBC Bank plc.		15,000,000
J.P. Morgan Securities Ltd.		15,000,000
Merrill Lynch International		15,000,000
Nomura International plc		15,000,000
RBC Capital Markets Corporation		15,000,000
The Toronto-Dominion Bank		15,000,000
Total	U.S.$	3,000,000,000

Item 3.	Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit Total	99.626% U.S.$2,988,780,000	0.10% U.S.$3,000,000	99.526% U.S.$2,985,780,000

Item 4.                   Discounts and Commissions to Sub-Underwriters and Dealers

        See Item 3.

Item 5.                   Other Expenses of Distribution

Item	Amount

Legal Fees	$50,000*
Fees/Expenses of Independent Accountants	$ 5,000*
Listing Fees (Luxembourg)	$ 5,100*

*           Asterisks indicate that expenses itemized above are estimates.

Item 6.                    Application of Proceeds

See the Prospectus, page 5.

Item 7.                      Exhibits
(a)	(i)	Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.
	(ii)	Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.
(b)	Copy of an opinion of counsel as to the legality of the Notes.
(c)	Terms Agreement dated May 28, 2010, previously filed under a report of the ADB dated May 28, 2010.
(d)	(i)	Information Statement dated April 28, 2010, previously filed under a report of the ADB dated April 28, 2010.
	(ii)	Pricing Supplement dated May 28, 2010, previously filed under a report of the ADB dated May 28, 2010.

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